August 19, 2010

Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:       Manitex International, Inc.
Form 10-K for fiscal year ended December 31, 2009

            Filed on March 30, 2010
Form 10-Q for the quarterly period ended

                                    March 31, 2010

                                    Amendment No. 1 to Form 8-K dated December 31, 2009

            File No. 001-32401

Dear Mr. James:

The following are our responses to the Staff’s comment letter of August 6, 2010 containing the Staff’s comments regarding the Company’s 10-K for the year ended December 31, 2009, the Company’s 10-Q for the quarter ended March 31, 2010 and Amendment No. 1 to Form 8-K dated December 31, 2009.   For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each follows.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 3. Summary of Significant Accounting Policies, page 61

Note 18. Acquisitions, page 84

1.      We note your response to prior comment 8. However, as outlined in Article11-02(b)(5) of Regulation S-X, material nonrecurring credits and related tax effect which result directly from the transaction and that will reflected in the income of the registrant within 12 months following the transaction would generally not be included in the pro forma statements of operations.  In future filings, please disclose these items in a note and clearly indicate that they were not included in the pro forma statements.

Response

In compliance with your comment, the pro forma information, beginning with our financial statements included in our Form 10-Q filing for the quarter end June 30, 2010, does not include pro forma adjustments related to the gains on bargain purchases and the related tax effect and our note 5 to the financial statements included therein discloses the items, and clearly states that they are not included in the pro forma results.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 16. Transactions between the Company and Related Parties, page 25.

2.        We note your response to prior comment 11 where you indicated that Mr. Langevin, Chairman and CEO and shareholder assigned his 38.80% ownership interest in GT to Mr. Litchev, Senior Vice President, in January 2009 without an exchange of consideration.  Please tell us the reasons for the transfer and whether the transfer was a form compensation to Mr. Litchev.  As noted in FASB ASC 718-10-15-4, you would be required to reflect in your financial statements any compensation provided to your employees for services by a related party or other holder of an economic interest in the Company.

Response

As you noted, Mr. Langevin assigned his 38.80% ownership interest in GT Distribution (“GT”) to Mr. Litchev in January 2009.  The assignment transaction was made without an exchange of consideration between Mr. Litchev and Mr. Langevin.

As additional background, the other four individuals that had an ownership interest in GT also assigned their interest in GT to Mr. Litchev without consideration.  Below is a summary of the other four individuals’ ownership interests in GT and their ownership interests in Manitex International, Inc. (“Manitex”) at the time of the assignment, to our knowledge:

                        Ownership interest in                Ownership interest in

                                    GT                                            Manitex

Individual # 1                38.80%                        None

Individual # 2                19.40%                        None

Individual # 3                  2.00%                        Unknown - if any it would not be significant

Individual # 4                  1.00%                        Owned 3,090 shares

At the time of the assignment, all the significant operations of GT had previously been sold during 2007 and 2008.  Two small companies remained, i.e., BGI USA, Inc. (“BGI”) and SL Industries, LTD. (“SL”).

It was our understanding that, after GT had disposed of substantially all of its operations and distributed the proceeds to its equity holders, the equity holders of GT believed their

GT interest had no value to them.  In the case of BGI, at the time of assignment, it had insignificant net assets, had little business activity, and little prospect for any significant future business.  In the case of SL, it was, and is, a very small foreign (Bulgaria) domiciled company.  The equity holders of GT saw no way to monetize their investment in SL.  Furthermore, none of the individuals wanted to invest time or money to manage this small foreign domiciled company.  As such, all five owners of GT assigned their ownership interest in GT to Mr. Litchev without receiving any consideration.

Mr. Litchev, a dual citizen of the United States and Bulgaria, possesses the knowledge, i.e., language, knowledge of business practices, etc. to oversee SL operations.

FASB ASC 718-10-15-4 states “Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”

The assignment of Mr. Langevin’s ownership interest in GT was made in conjunction with the assignments of the other owners’ interests in GT to Mr. Litchev.  It was our understanding that the assignment was in no way, nor was it ever intended, to compensate Mr. Litchev for services he provided to Manitex, and was not an economic interest in Manitex.  It is clear that the assignment was made for reasons other than services to Manitex.

Moreover, the owners of the majority (61.2%) of the GT prior ownership, who assigned their interests to Mr. Litchev (also without receiving consideration), had either no, or very little, ownership interest in Manitex, the reporting company and did not otherwise have any employment, ownership or other relationship with Manitex at the time of the assignment.  As a result, the other four prior owners of GT would have no reason or incentive to transfer their ownership to Mr. Litchev if it were for service provided to Manitex.

We believe that the assignments were primarily made because GT had no value to the prior owners.  Furthermore, if the assignments were to be construed as payment for services (compensation), it would have to be construed as compensation for services provided to GT, as Mr. Litchev had been an employee of GT in the past, and not to Manitex

Amendment No. 1 to Form 8-K dated December 31, 2009

Exhibit 99.3 Unaudited Pro Forma Condensed Consolidating Financial Statements:

3.      We note your response to prior comment 12.  However, we note that the goodwill impairment charge was a valid historical expense relating to the operating results of the group of assets and liabilities you acquired and has been correctly presented in the carve-out financial statements included as Exhibit 99.1 to this Form 8-K.  As noted in

      Article 11-02(b)(6) of Regulation S-X, infrequent or nonrecurring items included in the underlying historical financial statements that are not directly affected by the transaction should not be eliminated in arriving at pro forma results.  Please comply in future filings.

Response

Your above comment is noted and we will comply with the comment in our future filings.

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Please do not hesitate to contact the undersigned at (708) 237-2078 if you have any questions or comments regarding the foregoing responses.

Very truly yours,

/s/ David H. Gransee

David H. Gransee

Vice President and Chief Financial Officer

cc: Kate Tillan, Assistant Chief Accountant

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